CUTLER LAW GROUP	PAGE 1 OF 1

February 10, 2025

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin
Jan Woo

Re:	Lottery.com, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed January 16, 2025
File No. 333-281925

Gentlemen and Ladies:

Lottery.com, Inc. hereby withdraws Post-Effective Amendment No. 1 to its Form S-1 Registration Statement, File No. 333-281925, filed on January 16, 2025. Please note that this does not withdraw the original Form S-1 registration with an offering price of $3.00/share, which was made effective by the SEC on October 16, 2024.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,
/s/ M. Richard Cutler
M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150